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                                                               EXHIBIT 99.(a)(3)

                 WALTON STREET CAPITAL ACQUISITION CO., L.L.C.
                     900 NORTH MICHIGAN AVENUE, 19TH FLOOR
                               CHICAGO, IL 60611

                                                               November 16, 1995

To Limited Partners In Balcor Realty Investors 86 - Series I,
         A Real Estate Limited Partnership:

         Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company (the "Purchaser") is offering to purchase up to 45% of the outstanding Limited Partnership Interests (the "Interests") in Balcor Realty Investors 86 - Series I, A Real Estate Limited Partnership (the "Partnership") for a cash purchase price of $77.00 per Interest (the "Purchase Price"), net to the seller, upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated November 16, 1995 and Letter of Acceptance (the "Letter of Acceptance"; which together with any supplements or amendments, collectively constitute the "Offer"). Unless extended by the Purchaser, the Offer is effective until midnight, Eastern Standard Time on December 15, 1995. The Offer is not conditioned upon any minimum number of Interests being tendered, although fractional Interests will not be accepted.

         The purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership as an investment, based on its expectation that there may be underlying value in the properties. Our future plans with respect to the Partnership will depend in part on the Limited Partners' response to the Offer. If more than the maximum number of Interests being sought are tendered and not withdrawn prior to the Expiration of the Offer, we will accept Interests for purchase on a pro rata basis, subject to certain conditions described in the Offer.

         The Offer presents Limited Partners with an opportunity to sell their Interests prior to the scheduled liquidation of the Partnership and without incurring the normal Partnership transfer fees or the costs associated with market sales.

         The materials included in this package include important information concerning the Purchaser, the terms and conditions to the Offer, tax implications and instructions for tendering your Interests. It is important that Limited Partners take some time to carefully read the attached Offer, the Letter of Acceptance and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

         In considering our Offer, Limited Partners should consider the following factors:

         * PURCHASE PRICE DOES NOT REPRESENT LIQUIDATION VALUE. Although the Purchaser cannot predict the future value of the Partnership's assets on a per Interest basis, the Purchase Price could be substantially less than the net proceeds that would be realized on a per Interest basis from a current sale of the properties or that may be realized upon a future liquidation of the Partnership. However, the ability to receive cash quickly may be attractive to certain Limited Partners.

         * NO RELIANCE ON INDEPENDENT VALUATION OF INTERESTS. The Purchase Price is below the Purchaser's estimate of the net asset value of the Partnership's assets on a per Interest basis assuming such assets were to be sold today. The Purchaser has made its own independent analysis in establishing the Purchase Price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price, and no appraisals have been obtained by the Purchaser of any of the properties owned by the Partnership (the "Properties"). When the assets of the Partnership are ultimately sold, the return to Limited Partners could be higher or lower than the Purchase Price. Limited Partners are urged to consider carefully all of the information contained herein before accepting the Offer.

         *       CONFLICT OF INTEREST.  The Purchaser is making the
                 Offer with a view to making a profit. If the Purchaser's current estimated net asset value per Interest proves to be correct, then the Purchaser will benefit upon the liquidation of the Partnership from the spread between the Purchase Price for the tendered Interests and the amount it would receive in the liquidation. Accordingly, Limited Partners might receive more money if they held their Interests, rather than tender, and received proceeds from the liquidation of the Partnership. Limited Partners, however, may prefer to receive the Purchase Price now rather than wait for uncertain future net liquidation proceeds.

         * PARTNERSHIP TERM. In accordance with the terms of the Partnership Agreement, the Partnership must sell its assets and liquidate by December 31, 2036. Although the General Partner has sold some of the Properties, it is not
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                 required to do so until the year 2036.  The Offer
                 provides Limited Partners with an opportunity to liquidate their entire investment sooner than otherwise might be possible.

         * TAX CONSIDERATIONS. A sale by a Limited Partner pursuant to the Offer might enable such Limited Partner to utilize previously nondeductible passive losses to generate additional savings for federal income tax purposes. In addition, a sale pursuant to the Offer might enable a Limited Partner to realize a taxable loss if the Limited Partner's tax basis in its Interests (including such Limited Partner's share of debt) exceeds the Purchase Price; on the other hand, taxable gain would result if this is not the case. The Offer may also be attractive to Limited Partners who wish in the future to avoid the expenses, delays and complications in filing complex income tax returns which result from an ownership of Interests.

         * LACK OF TRADING MARKET. There is no established or regular trading market for the Interests, nor is there another reliable standard for determining the fair market value of an Interest. Limited Partners who desire liquidity may wish to consider the Offer. The Offer affords Limited Partners an opportunity to dispose of their Interests for cash, which alternative otherwise might not be available to them.
                 However, the Purchase Price is not intended to represent either the fair market value of an Interest or the fair market value of the Partnership's assets on a per Interest basis.

         * CERTAIN RESTRICTIONS ON TRANSFER OF INTERESTS. The Partnership Agreement restricts transfers of Interests if a transfer would cause a termination of the Partnership for federal income tax purposes, which occurs if 50% or more of the total Interests in Partnership capital and profits are transferred within a twelve-month period. If the Purchaser is successful in purchasing 45% of the Interests, and taking into account the sales of Interests on the secondary market and private transactions during the twelve-month period prior to and after the Offer, the ability to transfer Interests could be restricted for a time following the Offer.

         * SPECULATIVE NATURE OF INTERESTS. The Purchaser believes that the Interests represent an attractive investment at the Purchase Price. There can be no assurance, however, that this judgment is correct. Per the Partnership's September 30, 1995 Form 10-Q, the Partnership has made distributions of $2.50 per Interest since its inception. In the Partnership's Form 10-K for the year ended December 31, 1994, the General Partner states "In light of results to date and current market conditions, the General Partner does not anticipate that investors will recover all of their original investment." Ownership of Interests will remain a speculative investment. The Offer provides Limited Partners with the opportunity to liquidate their Interests and to reinvest the proceeds in other investments should they desire to do so.

         *       VOTING POWER.  Limited Partners cannot participate in
                 the management or control of the Partnership's business, and cannot control either the timing or amount of cash distributions, or the timing or terms of a sale of the Partnership's assets, except insofar as the Limited Partners are entitled to vote as permitted by the Partnership Agreement. If the maximum number of Interests sought are tendered and accepted for payment pursuant to the Offer, the Purchaser will own approximately 45% of the outstanding Interests and could be in a position to influence significantly decisions of the Partnership on which Limited Partners are entitled to vote. This could effectively (i) prevent non-tendering Limited Partners from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by the Purchaser but opposed
                 by the non-tendering Limited Partners.   Matters upon which
                 the Limited Partners are entitled to vote under the Partnership Agreement are: (1) amendment of the Partnership Agreement; (2) dissolution of the Partnership; (3) removal of the general partner or a successor general partner; (4) election of a new general partner upon the withdrawal of the general partner or a successor general partner; and (5) approval or disapproval of the sale of all or substantially all of the assets of the Partnership. Although the Purchaser has no current intention with regard to any of these matters, it will vote the Interests acquired pursuant to the Offer in its interest, which may, or may not, be in the best interests of non-tendering Limited Partners.

         Each Limited Partner must make his or her own decision based on his or her particular circumstances. Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer.

         If you desire additional information regarding the Offer or need assistance in tendering your Interests to the Purchaser, you may call the Information Agent/Depositary, The Herman Group, Inc. at (800) 747-2979. Informed and courteous agents are available to assist you.

                                   WALTON STREET CAPITAL ACQUISITION CO., L.L.C.